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Mr. Michael L. Kosoff
Senior Counsel -- Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-8629

Re: Post-Effective Amendment Nos. 5 to the Registration Statements on Form N-6 for Hartford Life Insurance Company, Separate Account VL I (File No. 333-155096) and Hartford Life and Annuity Insurance Company, Separate Account VL I (File No. 333-155092) ("Registration Statements")

Dear Mr. Kosoff:

Enclosed are copies of the above-referenced Registration Statements that were filed with the Securities and Exchange Commission on February 14, 2011 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933.

The purpose of the filings is to update the prospectuses to add the LifeAccess Accelerated Benefit Rider to our Joint and Last Survivor products. This rider allows the Insureds to accelerate the policy death benefit when both Insureds under the policy become Chronically Ill and meet all of the rider requirements. Financial statements and certain exhibits will be filed by amendment.

If you have any comments or questions regarding these filings, please call me at
(860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Lisa Proch

Enclosures